UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-38072

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NexGen Energy Ltd.

Suite 3150, 1021 – West Hastings Street
Vancouver, B.C., Canada V6E 0C3

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 17, 2018.

NEXGEN ENERGY LTD.

By:	/s/ M. Joanna Cameron
Name:	M. Joanna Cameron
Title:	Vice President Legal and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated January 17, 2018 - NexGen Confirms Strong Uranium Mineralization to the Northwest of the A1 Shear and Outside the A3 High Grade Domain